UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Strata Skin Sciences, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

86272A206
(CUSIP Number)

Broadfin Capital, LLC 300 Park Avenue, 25th Floor New York, New York 10022 Telephone- (212) 808-2460
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	86272A206

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadfin Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,964,180

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

2,964,180

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,964,180

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%

14.	TYPE OF REPORTING PERSON

OO, IA

CUSIP No.	86272A206

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadfin Healthcare Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,964,180

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

2,964,180

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,964,180

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	86272A206

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kevin Kotler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,964,180

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

2,964,180

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,964,180

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	86272A206

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, $.001 par value per share (the “Common Stock”), of Strata Skin Sciences, Inc., a Delaware corporation with its principal executive offices located at 5 Walnut Grove Drive, Suite 140, Horsham, Pennsylvania 19044 (the “Issuer”).

Item 2.	Identity and Background.

(a)-(c), (f)

This Schedule 13D is being filed jointly by (i) Broadfin Capital, LLC, a Delaware limited liability company, (ii) Broadfin Healthcare Master Fund, Ltd., an exempted company incorporated and existing under the laws of the Cayman Islands, and (iii) Kevin Kotler, a United States citizen (collectively, the “Reporting Persons”).

The principal business address of the Reporting Persons is 300 Park Avenue, 25th Floor, New York, New York 10022.

Kevin Kotler is the managing member of Broadfin Capital, LLC, an investment management firm that serves as the investment manager to Broadfin Healthcare Master Fund, Ltd.  The principal business of Broadfin Healthcare Master Fund, Ltd. is purchasing, holding and selling securities for investment purposes.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of Broadfin Healthcare Master Fund, Ltd.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons hold the securities described in Item 5 of this statement for investment purposes only. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)

As of the date hereof, Broadfin Capital, LLC, Broadfin Healthcare Master Fund, Ltd. and Kevin Kotler may be deemed to be the beneficial owner of 2,964,180 shares of Common Stock or 8.7% of the shares of the Common Stock of the Issuer based on (i) 32,903,287 shares of Common Stock issued and outstanding as of November 8, 2019 as reported in the Issuer’s 10-Q filed on November 14, 2019 and (ii)(A) 782,156 additional shares of Common Stock issuable upon the conversion of Preferred Stock (as defined in Item 6) and (ii)(B) 300,000 additional shares of Common Stock issuable upon the exercise of warrants, in each case to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Person's beneficial ownership.

Each of Broadfin Capital, LLC, Broadfin Healthcare Master Fund, Ltd. and Kevin Kotler has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 2,964,180 shares of Common Stock.

Each of Broadfin Capital, LLC, Broadfin Healthcare Master Fund and Kevin Kotler has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 2,964,180 shares of Common Stock.

The transactions in the securities of the Issuer in the last 60 days are set forth in Exhibit B.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 22, 2015, the Reporting Persons were sold a warrant for Common Stock of the Issuer, which may be exercised for 300,000 shares of Common Stock of the Issuer.

On September 20, 2017, the Reporting Persons’ outstanding debentures were exchanged for shares of Series C Convertible Preferred Stock (“Preferred Stock”) of the Issuer. Each share of Preferred Stock has a stated value of $1,000 and is convertible into 372 shares of Common Stock of the Issuer.

The Reporting Persons shall not have the right to exercise the warrants or to convert the Preferred Stock to purchase shares of Common Stock, to the extent that, after giving effect to the exercise or conversion, respectively, the Reporting Persons (directly or indirectly) would beneficially own in excess of 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon the exercise of the warrants or conversion of the Preferred Stock held by the Reporting Persons.

Item 7.	Material to be Filed as Exhibits.

An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

Transactions in the Issuer in the last 60 Days is filed herewith as Exhibit B.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 2019
(Date)

BROADFIN CAPITAL, LLC
By:	/s/ Kevin Kotler
Kevin Kotler, Managing Member

KEVIN KOTLER
/s/ Kevin Kotler

BROADFIN HEALTHCARE MASTER FUND, LTD.
By:	/s/ Kevin Kotler
Kevin Kotler, Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D Amendment, dated November 18, 2019, relating to the Common Stock par value $0.001 of Strata Skin Sciences, Inc. shall be filed on behalf of the undersigned.

November 18, 2019

-----------------------

(Date)

BROADFIN CAPITAL, LLC

By: /s/ Kevin Kotler

Kevin Kotler, Managing Member

KEVIN KOTLER

/s/ Kevin Kotler

BROADFIN HEALTHCARE MASTER FUND, LTD.

By: /s/ Kevin Kotler

Kevin Kotler, Director

Exhibit B

TRANSACTIONS IN THE ISSUER BY THE REPORTING PERSONS

DURING THE PAST SIXTY DAYS

DATE	SECURITY	Transaction	AMOUNT	PRICE
9/24/2019	Common Stock $0.001 par value per share	Sale	19,599.00	2.13
9/25/2019	Common Stock $0.001 par value per share	Sale	30,401.00	2.12
9/26/2019	Common Stock $0.001 par value per share	Sale	92,533.00	2.10
9/27/2019	Common Stock $0.001 par value per share	Sale	114,737.00	2.10
9/30/2019	Common Stock $0.001 par value per share	Sale	82,430.00	2.10
10/4/2019	Common Stock $0.001 par value per share	Sale	300,000.00	2.03
10/7/2019	Common Stock $0.001 par value per share	Sale	50.00	2.02
10/7/2019	Common Stock $0.001 par value per share	Sale	5.00	2.00
10/7/2019	Common Stock $0.001 par value per share	Sale	199,945.00	2.00
10/30/2019	Common Stock $0.001 par value per share	Sale	181,564.00	2.70
11/1/2019	Common Stock $0.001 par value per share	Sale	1,321.00	2.70
11/4/2019	Common Stock $0.001 par value per share	Sale	17,702.00	2.70
11/4/2019	Common Stock $0.001 par value per share	Sale	200.00	2.77
11/4/2019	Common Stock $0.001 par value per share	Sale	1,400.00	2.71
11/5/2019	Common Stock $0.001 par value per share	Sale	23,772.00	2.72
11/5/2019	Common Stock $0.001 par value per share	Sale	29,416.00	2.77
11/5/2019	Common Stock $0.001 par value per share	Sale	100,000.00	2.72
11/6/2019	Common Stock $0.001 par value per share	Sale	2,400.00	2.71
11/7/2019	Common Stock $0.001 par value per share	Sale	1,200.00	2.70
11/7/2019	Common Stock $0.001 par value per share	Sale	10,800.00	2.77
11/8/2019	Common Stock $0.001 par value per share	Sale	100.00	2.73
11/13/2019	Common Stock $0.001 par value per share	Sale	5,816.00	2.65
11/14/2019	Common Stock $0.001 par value per share	Sale	5,500.00	2.65
11/14/2019	Common Stock $0.001 par value per share	Sale	53,700.00	2.64
11/14/2019	Common Stock $0.001 par value per share	Sale	100,000.00	2.64